EXHIBIT 99.2

Asia Pacific Wire & Cable Corporation Ltd. Reports First Quarter 2018 Financial Results

TAIPEI, Taiwan, June 25, 2018 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the three months ended March 31, 2018. Unless otherwise indicated, all data are reported in US Dollars at the exchange rate prevailing on the date of the event or result reported.

First Three Months 2018 Financial Results (Ended March 31, 2018)

	First 3 Months 2018	First 3 Months 2017	CHANGE
Revenues	$106.1 million	$87.9 million	20.7%
Gross Profit	$7.9 million	$7.2 million	11.0%
Net Income	$0.09 million	$4.8 million	(98.2)%
EPS(1)	$0.01	$0.35	(97.1)%

(1)The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted common shares issued and outstanding for the three months ended March 31, 2018 and 2017, respectively.

First Three Months 2018 Results

Gross revenues for the three months ended March 31, 2018, were $106.1 million, an increase of 20.7% from $87.9 million in the prior year. The increase was primarily attributable to a 19.9% revenue increase in the Thailand region. Net revenue increased by 7.78% in local Thaliand currency and by 19.9% in US Dollars, the former primarily due to the rise in the copper price and the growth in aluminum products deliveries in Q1 2018 and the latter because of the appreciation in the Thai Baht by 10% compared to 2017. Revenues in the Company's North Asia region increased by 29.9%, primarily due to an increase in the copper price in 2018 and because the operation of Shanghai Yayang Electric’s (SYE) were temporarily suspended to meet environmental regulatory requirements in 2017.

Revenues in the Company's Rest of World ("ROW") region increased by 14.8%. Revenue of Australia Pacific Electric Cable Pty. Ltd. increased by 49.9% in local currency due to an increase in sales, but the revenue growth was offset by a 5% decrease in revenue of Sigma Cable Company (Private) Limited ("SCC") in local Singapore currency due to market competition. Appreciation of the Singapore and Australia local currencies was another reason for the revenue growth in US Dollars, against which the Singapore dollar appreciated by 6.87% and the Australian dollar by 3.5% compared to 2017.  The Company's North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

The gross profit for the three months ended March 31, 2018 increased by 11.0% to $7.9 million from $7.2 million in the same period last year. Gross margin was down by 8.0%, decreasing from 8.1% in 2017 to 7.5% this year.  In the Thailand region, gross margin dropped primarily because of the increase in aluminum prices and decrease in high-margin orders.  In the North Asia region, gross margin increased primarily due to the gain on sales of scrap in 2018. Moreover, some of SYE's equipment and machinery were shut down temporarily for enhancements to meet environmental regulations, which increased costs in 2017. In the Rest of World regions, gross margins decreased in 2018, primarily attributable to high competition. In addition, the increase in copper price eroded the margin of SCC since more than 60% of its sales were signed for mid- and long-term projects with fixed sales.

Selling, general and administrative expenses for the first quarter of 2018 were $6.4 million, compared to $5.9 million reported in the first quarter of 2017.  Operating income was $1.8 million for the quarter, compared to operating income of $6.1 million in the first quarter of 2017.

Net income attributable to APWC shareholders was $0.09 million for the first quarter of 2018, compared to net income of $4.8 million in the same period in 2017.  The decrease in net income was due to a decrease in other operating income in 2018, since the gain on sale of the land use rights and buildings of Ningbo Pacific Cable Co., Ltd. was recognized in 2017, as well as a decrease in the exchange rate gain (the Ningbo facility is hereinafter referred to as "NPC"). The weighted average number of shares issued and outstanding was 13.82 million for the three months ended March 31, 2018 and 2017.

Financial Condition

APWC reported $54.0 million in cash and cash equivalents as of March 31, 2018, compared to cash and cash equivalents of $46.1 million as of December 31, 2017.

Current assets totaled $290.4 million as of March 31, 2018, compared to $283.0 million as of December 31, 2017.  Working capital was $189.8 million as of March 31, 2018.  Short term bank loans were $35.0 million at March 31, 2018, a decrease from $41.2 million at the end of 2017.  The Company had no long-term debt outstanding at March 31, 2018.  Shareholder's equity attributable to APWC was $158.3 million as of March 31, 2018, compared to $153.3 million as of December 31, 2017.

APWC reported $14.3 million cash generated from operations during the three months ended March 31, 2018, compared to cash outflows from operations of $9.2 million in the corresponding period in 2017. The cash generated in 2018 was mainly caused by a decrease of trade receivable and increase of trade payable. The Company reported $1.0 million in cash outflows from investing activities during the three months ended March 31, 2018, compared to $7.6 million cash generated in the same period of 2017. The cash generated in 2017 was attributable, in part, to the disposal of land use rights and buildings of NPC.  APWC reported $8.0 million in cash outflow from financing activities during the first quarter of 2018, compared to $8.0 million generated in the same period of 2017. The cash used in 2018 was mainly attributable to the increase in the repayment of bank loans.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "anticipates", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Partner & Senior Account Manager Phone: +1-212-989-9899 Email: lisa@asiaalphair.com Web: https://asiaalphair.com/

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the three month period
	ended March 31,
	2018	2017
Sales of goods / services	$106,076	$87,909
Cost of sales	(98,141)	(80,759)
Gross profit	7,935	7,150

Other operating income	421	4,923
Selling, general and administrative expenses	(6,449)	(5,940)
Other operating expenses	(141)	(17)
Operating income	1,766	6,116

Finance costs	(333)	(257)
Finance income	89	115
Exchange gain	345	1,208
Other income	134	0
Other expense	(1)	(555)
Profit before tax	2,000	6,627

Income (expense)/tax benefit	(906)	(900)

Profit for the year	$1,094	$5,727

Attributable to:
Equity holders of the parent	86	4,800
Non-controlling interests	1,008	927
Basic and diluted earnings per share	$0.01	$0.35
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)
	For the three month period
	ended March 31,
	2018	2017
Profit for the year	$1,094	$5,727
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	7,454	7,171

Exchange difference or liquidation of a subsidiary reclassified to profit or loss	248	0
Net gains on available-for-sale financial assets	212	91
Income tax effect	(42)	(18)
	170	73

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Re-measuring losses on defined benefit plans	(84)	(44)
Income tax effect	17	9
Defined benefit pension plan, net of tax	(67)	(35)

Other comprehensive profit for the period, net of tax	7,557	7,209

Total comprehensive profit for the period, net of tax	8,651	12,936
Attributable to:
Equity holders of the parent	4,616	9,732
Non-controlling interests	4,035	3,204
	$8,651	$12,936

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of March 31, 2018 (Un-Audited)	As of December 31, 2017 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$54,006	$46,093
Other current financial assets – at fair value through profit or loss	27	0
Trade receivables	104,405	112,403
Other receivables	9,947	9,509
Contract assets - current	302	0
Due from related parties	10,675	13,354
Inventories	104,856	97,205
Gross amounts due from customers for contract work-in-progress	0	162
Prepayments	1,588	1,244
Other current assets	4,643	3,057
	290,449	283,027
Non-current assets
Other non-current financial assets-held to maturity	0	2,747
Other non-current financial assets at fair value through other comprehensive income	3,084	0
Property, plant and equipment	43,613	42,326
Prepaid land lease payments	1,102	1,067
Investment properties	786	763
Intangible assets	139	138
Investments in associates	900	861
Other non-current assets	991	892
Deferred tax assets	3,392	3,022
	54,007	51,816
Total assets	$344,456	$334,843

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of March 31, 2018 (Un-Audited)	As of December 31, 2017 (Audited)

Current liabilities:
Interest-bearing loans and borrowings	$34,973	$41,151
Trade and other payables	36,556	28,850
Contract liabilities - current	110	0
Due to related parties	3,602	5,805
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	41	139
Accruals	15,336	15,246
Current tax liabilities	5,082	4,536
Employee benefit liability	302	877
Financial lease liabilities	33	36
Provisions for employee benefit	450	456
Onerous contracts provisions	431	555
Dividend payable	548	524
Other current liabilities	1,676	1,563
	100,677	101,275

Non-current liabilities
Employee benefit liability	8,533	7,416
Financial lease liabilities	34	42
Provisions for employee benefit	126	130
Deferred tax liabilities	3,235	3,154
	11,928	10,742
Total liabilities	112,605	112,017

Equity
Issued capital	138	138
Additional paid-in capital	110,376	110,376
Treasury shares	(38)	(38)
Retained earnings	53,280	53,350
Other components of equity	(5,501)	(10,498)
Equity attributable to equity holders of the parent	158,255	153,328
Non-controlling interests	73,596	69,498
Total equity	231,851	222,826
Total liabilities and equity	$344,456	$334,843

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)
	For the three month period
	ended March 31,
	2018	2017
Net cash (used in)/provided by operating activities	$14,349	($9,221)
Net cash provided by/(used in) investing activities	(974)	7,593
Net cash provided by/(used in) financing activities	(7,925)	7,984
Effect of exchange rate changes on cash and cash equivalents	2,463	2,259
Net decrease in cash and cash equivalents	7,913	8,615
Cash and cash equivalents at beginning of period	46,093	48,231
Cash and cash equivalents at end of period	$54,006	$56,846